As filed with the Securities and Exchange Commission on March 12, 2008
                                                          Registration No.  333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
          THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                         NOMURA RESEARCH INSTITUTE LTD.
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                      [N/A]
                    (Translation of issuer's name in English)

                                 --------------

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                                 --------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                 CITIBANK, N.A. - DEPOSITARY RECEIPTS DEPARTMENT
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
    (Name, address, including zip code, and telephone number, including area code of agent for service)

                             ----------------------

                                   Copies to:

                              Herman H. Raspe, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036

                             ----------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
     Title of Each Class of        Amount to be        Proposed Maximum        Proposed Maximum Aggregate      Amount of
   Securities to be Registered      Registered     Offering Price Per Unit*         Offering Price**        Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares each
representing  two (2) shares of
common stock of Nomura Research
Institute Ltd.                       50,000,000           $5.00                       2,500,000                 $98.25
-----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                             Location in Form of American
                                                                             Depositary Receipt ("Receipt")
Item Number and Caption                                                      Filed Herewith as Prospectus
-----------------------                                                      ----------------------------
1.    Name of Depositary and address of its principal executive office       Face of Receipt - Introductory Article

2.    Title of Receipts and identity of deposited securities                 Face of Receipt - Top center.

Terms of Deposit:

      (i)         The amount of deposited securities represented by one      Face of Receipt - Upper right corner.
                  American Depositary Share ("ADS")

      (ii)        The procedure for voting, if any, the deposited            Reverse of Receipt - Paragraphs 12, 14 and 17
                  securities

      (iii)       The procedure for collecting and distributing dividends    Face of Receipt - Paragraphs 4 and 8;
                                                                             Reverse of Receipt - Paragraphs 13, 14 and 17

      (iv)        The procedure for transmitting notices, reports and        Reverse of Receipt - Paragraphs 11 and 12
                  proxy soliciting material

      (v)         The sale or exercise of rights                             Reverse of Receipt - Paragraphs 13 and 14

      (vi)        The deposit or sale of securities resulting from           Face of Receipt - Paragraphs 4 and 8;
                  dividends, splits or plans of reorganization               Reverse of Receipt - Paragraphs 13, 14, 16 and 17

      (vii)       Amendment, extension or termination of the deposit         Reverse of Receipt - Paragraphs 18 and 19 (no
                  arrangements                                               provision for extension)

      (viii)      The rights that holders of Receipts have to inspect the    Face of Receipt - Paragraph 3
                  transfer books of the Depositary and the list of
                  Receipt holders


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

                                                                             Location in Form of American
                                                                             Depositary Receipt ("Receipt")
Item Number and Caption                                                      Filed Herewith as Prospectus
-----------------------                                                      ----------------------------
      (ix)        Any restrictions on the right to transfer or withdraw      Face of Receipt - Paragraphs 2, 4, 5, and 6
                  the underlying securities

      (x)         Any limitation on the Depositary's liability               Face of Receipt - Paragraphs 1 and 8; Reverse of
                                                                             Receipt - Paragraphs 12, 15 and 17
3.    Fees and charges that a holder of Receipts may have to pay, either     Reverse of Receipt - Paragraph 20
      directly or indirectly

Item 2. AVAILABLE INFORMATION                                                Reverse of Receipt - Paragraph 11

      As set forth in Paragraph 11 of the Form of Receipt constituting the prospectus included herein, Nomura Research Institute Ltd. (the "Company") furnishes the United States Securities and Exchange Commission (the "Commission") with paper copies of the information contemplated in Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). This information cannot be retrieved from the Commission's internet website, but can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. The Company may in the future publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The information so published by the Company may not be in English, except that, in order to maintain its exemption from the Exchange Act reporting requirements pursuant to Rule 12g3-2(b), the Company would be required to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(e)). The information so published by the Company cannot be retrieved from the Commission's internet website and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. In the event the Company decides to publish the information on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market in lieu of furnishing paper copies of certain reports or documents to the Commission, the Company will be required to furnish the name of such internet website or electronic information delivery system to the Commission in writing.


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

                                   PROSPECTUS

      IN ACCORDANCE WITH GENERAL INSTRUCTIONS III. B OF FORM F-6, THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES TO BE ISSUED PURSUANT TO THIS F-6 REGISTRATION STATEMENT.


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

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) The agreement between Citibank, N.A., as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder is contained in the form of the Receipt constituting the Prospectus filed as an exhibit to this Registration Statement. - Filed herewith.

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. -- None.

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

            (d) Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered. - Filed herewith.

            (e) Certification under Rule 466. - Filed herewith.

Item 4. UNDERTAKINGS

            (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.


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

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of March, 2008.

                                          Legal entity created by the agreement
                                          set forth in the American Depositary
                                          Receipts evidencing American
                                          Depositary Shares representing shares
                                          of Common Stock of Nomura Research
                                          Institute Ltd.


                                          CITIBANK, N.A., as Depositary


                                          By: /s/ Paul F. Martin
                                              ------------------------------
                                              Name:   Paul F. Martin
                                              Title:  Vice President

                                Index of Exhibits

                                                                    Sequentially
Exhibit      Document                                              Numbered Page
-------      --------                                              -------------

  (a)        Form of ADR
  (d)        Opinion of Counsel to the Depositary
  (e)        Rule 466 Undertaking


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